                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 8

                              Quanta Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74762E102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Thomas R. Denison - First Reserve Corporation, One Lafayette Place,
                      Greenwich, CT 06830, (203) 625-2520
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 20, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 74762E102                                            Page 2 of 8 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    First Reserve GP IX, Inc.
    I.R.S. No.: 91-209254 2
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          34,876
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    34,876
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,876
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.03%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. N198088109                                           Page 3 of 8 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    First Reserve GP IX, L.P.
    I.R.S. No.: 91-208465 3
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          34,876
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    34,876
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,876
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.03%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. N19808109                                            Page 4 of 8 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    First Reserve Fund IX, L.P.
    I.R.S. No.: 91-208465-2
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          34,876
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    34,876
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,876
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.03%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

         This Amendment No. 8 to the statement on Schedule 13D originally filed on October 23 2002, as previously amended on December 31, 2002, April 28, 2003, March 2, 2004, October 1, 2004, October 6, 2004, December 9, 2004, and March 15, 2005 (the "Statement"), is filed by First Reserve GP IX, Inc. ("First Reserve"), First Reserve GP IX, L.P. ("GP IX"), and First Reserve Fund IX, L.P. ("Fund IX," and together with First Reserve and GP IX, the "Reporting Persons") and relates to the Common Stock, par value $.00001 per share (the "Common Stock"), of Quanta Services, Inc., a Delaware corporation (the "Issuer" or "Quanta"). That Statement is hereby amended as set forth below.

ITEM 4.  IDENTITY AND BACKGROUND.

         The text of Item 4 is hereby amended by adding the following language:

         On June 20, 2005, the Reporting Persons sold an aggregate of 11,554,804 shares of Common Stock in reliance on an exemption from registration pursuant to Rule 144 of the Securities Act of 1933, as amended. All of these shares were sold by the Reporting Persons through broker transactions at a price of $8.85 per share.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            Item 5(a) is hereby deleted in its entirety and replaced with the following:

            (a) As of the date hereof, the Reporting Persons are the beneficial owners of Quanta Common Stock in the numbers and percentages set forth in the table below:

 REPORTING PERSON    NUMBER OF SHARES BENEFICIALLY OWNED     PERCENTAGE OF CLASS
First Reserve (1)                34,876 (2)                       0.03% (3)

    GP IX (1)                    34,876 (2)                       0.03% (3)

   Fund IX (1)                   34,876 (2)                       0.03% (3)

         (1) GP IX is the sole general partner of Fund IX. First Reserve is the sole general partner of GP IX.

         (2) Consists of 18,215 shares of Common Stock issued to Ben A. Guill and 16,661 shares issued to Thomas Sikorski, each a former director of the Issuer. The Reporting Persons may be deemed to share beneficial ownership of the aforementioned shares issued to Mr. Guill and Mr. Sikorski.

         (3) The percentage above is obtained by using as the denominator 116,675,077 shares of Common Stock indicated as outstanding as of May 2, 2005 in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2005. This denominator excludes (a) 1,011,780 shares of Limited Vote Common Stock (as indicated as outstanding as of May 2, 2005 in the Issuer's quarterly report on Form 10-Q filed on May 10, 2005) (b) shares of Common Stock into which the Issuer's

Convertible Subordinated Notes can be converted, and (c) shares of Common Stock into which the options issued pursuant to the 2001 Stock Incentive Plan can be exercised.

         Item 5(c) is hereby deleted in its entirety and replaced with the following:

         (c) During the past 60 days, the following transactions were effected:

REPORTING                  NUMBER OF
PERSON          DATE        SHARES          PRICE         TRANSACTION
Fund IX      6/20/2005     11,554,804     $8.85/Share     Common Sold


         Item 5 is hereby further amended by adding the following as Item 5(e):

         (e) Following the sales by the Reporting Persons on June 20, 2005, the Reporting Persons, individually and in the aggregate, held less than 5% of the Common Stock.

ITEM 7.  EXHIBITS.

         Exhibit A. Joint Filing Agreement dated March 15, 2005, by and among Fund IX, GP IX, and First Reserve, filed on March 15, 2005 as Exhibit A to Amendment No. 7 to this Schedule 13D, and incorporated herein by reference as Exhibit A to this Amendment No. 8.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated: June 23, 2005.

                                  FIRST RESERVE FUND IX, L.P.

                                  By: First Reserve GP IX, L.P., General Partner
                                      By:  First Reserve GP IX, Inc.,
                                           General Partner


                                      By:   /s/ Anne E. Gold
                                            ------------------------------------
                                      Name: Anne E. Gold
                                            Title: Assistant Secretary


                                  FIRST RESERVE GP IX, L.P.

                                  By: First Reserve GP IX, Inc., General Partner


                                      By:   /s/ Anne E. Gold
                                            ------------------------------------
                                      Name: Anne E. Gold
                                            Title: Assistant Secretary


                                  FIRST RESERVE GP IX, Inc.


                                      By:   /s/ Anne E. Gold
                                            ------------------------------------
                                            Name: Anne E. Gold
                                            Title: Assistant Secretary